Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 Outlook 2023 page 9 Disclaimer Fresenius Medical Care AG & Co. KGaA November 1, 2023 COMPLETE OVERVIEW OF THE THIRD QUARTER AND FIRST NINE MONTHS 2023 Investor Relations Copyright by Fresenius Medical Care AG & Co. KGaA email: ir@fmc-ag.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited

	Three months ended September 30,				Nine months ended September 30,			
	2023	**2022**	Change	Change at cc	**2023**	**2022**	Change	Change at cc
Total revenue	**4,936**	**5,096**	**-3.1%**	**6.6%**	**14,466**	**14,401**	**0.4%**	**4.9%**
Costs of revenue	3,707	3,853	-3.8%	6.4%	10,890	10,738	1.4%	6.1%
Selling, general and administrative expenses	794	817	-2.9%	4.6%	2,351	2,365	-0.6%	2.4%
Research and development expenses	53	61	-13.7%	-10.8%	166	167	-0.4%	0.5%
Income from equity method investees	(23)	(17)	29.7%	30.5%	(98)	(47)	108.1%	108.2%
Other operating income	(65)	(158)	-78.8%	-74.5%	(258)	(397)	-52.6%	-44.4%
Other operating expense	146	215	-32.6%	-14.4%	473	562	-16.0%	1.2%
Remeasurement Gain from InterWell Health	—	(147)			—	(147)		
Operating income	**324**	**472**	**-31.3%**	**-27.8%**	**942**	**1,160**	**-18.8%**	**-18.0%**
Operating income excl. special items and PRF [1]	431	377	14.2%	19.7%	1,186	1,052	12.8%	14.1%
Interest income	(25)	(16)	56.6%	84.1%	(61)	(43)	43.0%	60.5%
Interest expense	114	92	23.0%	30.7%	313	260	20.4%	23.5%
Interest expense, net	89	76	16.0%	19.4%	252	217	16.0%	16.2%
Income before income taxes	**235**	**396**	**-40.4%**	**-36.9%**	**690**	**943**	**-26.8%**	**-25.9%**
Income tax expense	88	112	-21.2%	-17.8%	214	242	-11.5%	-10.5%
Net income	**147**	**284**	**-48.0%**	**-44.5%**	**476**	**701**	**-32.1%**	**-31.2%**
Net income attributable to noncontrolling interests	63	54	18.7%	26.8%	165	166	-0.8%	1.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	**84**	**230**	**-63.3%**	**-60.9%**	**311**	**535**	**-41.8%**	**-41.2%**
Net income attributable to shareholders of FMC AG & Co. KGaA excl. special items and PRF [1]	168	168	-0.2%	4.8%	497	481	3.3%	4.7%
Operating income	**324**	**472**	**-31.3%**	**-27.8%**	**942**	**1,160**	**-18.8%**	**-18.0%**
Depreciation, amortization and impairment loss	454	502	-9.6%	-2.7%	1,326	1,344	-1.3%	1.4%
EBITDA	**778**	**974**	**-20.1%**	**-14.8%**	**2,268**	**2,504**	**-9.4%**	**-7.6%**
Weighted average number of shares	293,413,449	293,413,449			293,413,449	293,190,145		
Basic earnings per share	**€0.29**	**€0.78**	**-63.3%**	**-60.9%**	**€1.06**	**€1.82**	**-41.9%**	**-41.3%**
Basic earnings per ADS	**€0.14**	**€0.39**	**-63.3%**	**-60.9%**	**€0.53**	**€0.91**	**-41.9%**	**-41.3%**
In percent of revenue								
Operating income margin	6.6%	9.3%			6.5%	8.1%		
Operating income margin excl. special items and PRF [1]	8.7%	7.4%			8.2%	7.3%		
EBITDA margin	15.8%	19.1%			15.7%	17.4%		

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 9 November 1, 2023

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended September 30,				Nine months ended September 30,			
	2023	2022	Change	Change at cc	**2023**	2022	Change	Change at cc
Total								
Revenue in € million	**4,936**	**5,096**	**-3.1%**	**6.6%**	**14,466**	**14,401**	**0.4%**	**4.9%**
Operating income in € million	**324**	**472**	**-31.3%**	**-27.8%**	**942**	**1,160**	**-18.8%**	**-18.0%**
Operating income margin	**6.6%**	**9.3%**			**6.5%**	**8.1%**		
Operating income in € million excl. special items and PRF [1]	431	377	14.2%	19.7%	1,186	1,052	12.8%	14.1%
Operating income margin excl. special items and PRF [1]	8.7%	7.4%			8.2%	7.3%		
Days sales outstanding (DSO) [2]					69	68		
Employees (headcount)					123,106	130,295		
Care Delivery segment								
Revenue in € million	**3,974**	**4,131**	**-3.8%**	**6.3%**	**11,602**	**11,600**	**0.0%**	**4.3%**
Operating income in € million	**332**	**500**	**-33.5%**	**-29.3%**	**1,001**	**1,230**	**-18.6%**	**-17.6%**
Operating income margin	**8.4%**	**12.1%**			**8.6%**	**10.6%**		
Operating income in € million excl. special items and PRF [1]	410	371	10.8%	16.6%	1,115	969	15.1%	16.7%
Operating income margin excl. special items and PRF [1]	10.3%	9.0%			9.6%	8.3%		
Days sales outstanding (DSO) [2]					60	60		
Care Enablement segment								
Revenue in € million	**1,330**	**1,376**	**-3.3%**	**5.5%**	**3,965**	**3,961**	**0.1%**	**4.9%**
Operating income in € million	**(1)**	**(26)**	**-95.1%**	**-88.8%**	**(24)**	**33**	**n.a.**	**n.a.**
Operating income margin	**-0.1%**	**-1.9%**			**-0.6%**	**0.8%**		
Operating income in € million excl. special items and PRF [1]	22	7	197.0%	217.3%	110	107	2.9%	3.2%
Operating income margin excl. special items and PRF [1]	1.7%	0.5%			2.8%	2.7%		
Days sales outstanding (DSO) [2]					99	100		
Inter-segment eliminations [3]								
Revenue in € million	(368)	(411)	-10.3%	-0.6%	(1,101)	(1,160)	-5.0%	-0.1%
Operating income in € million	1	5	-74.1%	-77.7%	(12)	(2)	630.0%	634.9%
Corporate								
Operating income in € million	**(8)**	**(7)**	**11.4%**	**48.3%**	**(23)**	**(101)**	**-77.2%**	**-75.4%**
Operating income in € million excl. special items and PRF [1]	(2)	(6)	-46.6%	-6.7%	(27)	(22)	23.2%	30.9%

[1] For a reconciliation of special items, please refer to the table on page 8.

[2] 2022 includes DSO as of December 31, 2022.

[3] The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within "Inter-segment eliminations".

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information page 3 of 9 November 1, 2023

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except for net leverage ratio, unaudited	September 30, 2023	December 31, 2022
Assets		
Cash and cash equivalents	1,553	1,274
Trade accounts and other receivables from unrelated parties	3,662	3,574
Inventories	2,304	2,296
Other current assets	1,535	1,059
Goodwill and intangible assets	16,814	17,310
Right-of-use assets	3,947	4,187
Other non-current assets	5,820	6,054
Total assets	**35,635**	**35,754**
Liabilities and equity		
Accounts payable to unrelated parties	753	813
Other current liabilities	5,866	5,654
Non-current liabilities	13,581	13,838
Total equity	15,435	15,449
Total liabilities and equity	**35,635**	**35,754**
Equity/assets ratio	**43%**	**43%**
Debt and lease liabilities		
Short-term debt from unrelated parties	547	665
Short-term debt from related parties	3	4
Current portion of long-term debt	707	694
Current portion of lease liabilities from unrelated parties	627	650
Current portion of lease liabilities from related parties	24	24
Long-term debt, less current portion	7,264	7,171
Lease liabilities from unrelated parties, less current portion	3,687	3,875
Lease liabilities from related parties, less current portion	116	130
Debt and lease liabilities included within liabilities directly associated with assets held for sale	31	—
Total debt and lease liabilities	**13,006**	**13,213**
Minus: Cash and cash equivalents[1]	(1,574)	(1,274)
Total net debt and lease liabilities	**11,432**	**11,939**
Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measures		
Net income	670	895
Income tax expense	297	325
Interest income	(86)	(68)
Interest expense	413	360
Depreciation and amortization	1,651	1,718
Adjustments[2]	434	320
Annualized adjusted EBITDA	**3,379**	**3,550**
Net leverage ratio	**3.4**	**3.4**

[1] Includes cash and cash equivalents included within assets held for sale.

[2] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €50 M; 2022: €54 M), impairment loss (2023: €170 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €128 M; 2022: €155 M), Legal Form Conversion Costs (2023: €13 M), Legacy Portfolio Optimization (2023: €71 M), Net Gain Related to InterWell Health (2023: -€1 M; 2022: -€114 M), Humacyte Investment Remeasurement (2023: €7 M; 2022: €103 M), Hyperinflation in Turkiye (2023: -€1 M; 2022: €5 M) and the Impacts Related to the War in Ukraine (2023: -€3 M; 2022: €19 M).

Balance sheet page 4 of 9 November 1, 2023

Cash flow statement in € million, unaudited 2023 2022 2023 2022 Operating activities Net income 147 284 476 701 Depreciation, amortization and impairment loss 454 502 1,326 1,344 Change in trade accounts and other receivables from unrelated parties (85) (13) (165) (69) Change in inventories 55 (51) (56) (169) Change in other working capital and non-cash items 189 (64) 329 (239) Net cash provided by (used in) operating activities 760 658 1,910 1,568 In percent of revenue 15.4% 12.9% 13.2% 10.9% Investing activities Purchases of property, plant and equipment and capitalized development costs (137) (160) (434) (495) Proceeds from sale of property, plant and equipment 3 3 4 9 Capital expenditures, net (134) (157) (430) (486) Free cash flow 626 501 1,480 1,082 In percent of revenue 12.7% 9.8% 10.2% 7.5% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (6) 21 (21) (40) Investments in debt securities (36) (6) (98) (92) Proceeds from divestitures 0 16 25 56 Proceeds from sale of debt securities 25 25 76 52 Free cash flow after investing activities 609 557 1,462 1,058 Three months ended September 30, Nine months ended September 30, Cash flow statement page 5 of 9 November 1, 2023

FRESENIUS MEDICAL CARE

Revenue development by segment

in € million, unaudited	2023	2022	Change	Change at cc	Organic growth	Same market treatment growth [1]
Three months ended September 30,						
Total revenue	**4,936**	5,096	**-3.1%**	**6.6%**	**7.3%**	
Care Delivery segment	**3,974**	**4,131**	**-3.8%**	**6.3%**	**7.2%**	**0.4%**
Thereof: U.S.	3,221	3,318	-2.9%	4.4%	5.0%	-0.4%
Thereof: International	753	813	-7.5%	13.8%	16.2%	1.6%
Care Enablement segment	**1,330**	**1,376**	**-3.3%**	**5.5%**	**5.5%**	
Inter-segment eliminations	(368)	(411)	-10.3%	-0.6%		
Nine months ended September 30,						
Total revenue	**14,466**	**14,401**	**0.4%**	**4.9%**	**5.5%**	
Care Delivery segment	**11,602**	**11,600**	**0.0%**	**4.3%**	**5.1%**	**0.3%**
Thereof: U.S.	9,344	9,314	0.3%	2.2%	2.8%	-0.2%
Thereof: International	2,258	2,286	-1.2%	13.2%	14.5%	1.0%
Care Enablement segment	**3,965**	**3,961**	**0.1%**	**4.9%**	**4.9%**	
Inter-segment eliminations	(1,101)	(1,160)	-5.0%	-0.1%		

[1] Same market treatment growth = organic growth less price effects

Reconciliation of health care services and health care products revenue to new segments

	2023				2022			
in € million, unaudited	Care Delivery segment	Care Enablement segment	Inter-segment eliminations	Total	Care Delivery segment	Care Enablement segment	Inter-segment eliminations	Total
Three months ended September 30,								
Health care services revenue	3,927	—	—	3,927	4,082	—	—	4,082
Health care products revenue	47	962	—	1,009	49	965	—	1,014
Inter-segment revenue	—	368	(368)	—	—	411	(411)	—
Revenue	**3,974**	**1,330**	**(368)**	**4,936**	**4,131**	**1,376**	**(411)**	**5,096**
Nine months ended September 30,								
Health care services revenue	11,469	—	—	11,469	11,471	—	—	11,471
Health care products revenue	133	2,864	—	2,997	129	2,801	—	2,930
Inter-segment revenue	—	1,101	(1,101)	—	—	1,160	(1,160)	—
Revenue	**11,602**	**3,965**	**(1,101)**	**14,466**	**11,600**	**3,961**	**(1,160)**	**14,401**

Revenue development page 6 of 9 November 1, 2023

unaudited Clinics Growth in % yoy Net change in clinics 1 Patients Growth in % yoy Treatments Growth in % yoy Total 4,014 -3% (102) 341,793 -1% 38,807,179 -1% Thereof: U.S. 2,617 -3% (54) 205,887 0% 23,380,747 0% Thereof: International 1,397 -5% (48) 135,906 -2% 15,426,432 -1% yoy = year-on-year Key metrics Care Delivery segment Nine months ended September 30, 2023 1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2022. Key metrics page 7 of 9 November 1, 2023

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

in € million, except share data, unaudited	Results 2023	Special items: FME25 Program	Special items: Legal Form Conversion Costs	Special items: Legacy Portfolio Optimization[1]	Special items: Humacyte Investment Remeasurement	Sum of special items	Results 2023 excl. special items	Results 2022	Special items: FME25 Program	Special items: Net Gain Related to InterWell Health[2]	Special items: Humacyte Investment Remeasurement	Special items: Ukraine War[3]	Special items: Hyperinflation in Turkiye	Provider Relief Funding (PRF)	Sum of special items and PRF	Results 2022 excl. special items and PRF	Results excl. special items and PRF: Change	Results excl. special items and PRF: Change at cc
Three months ended September 30,																		
Total revenue	**4,936**					—	**4,936**	**5,096**							—	**5,096**	**-3.1%**	**6.6%**
EBITDA	**778**	38	6	0	(1)	43	**821**	**974**	52	(113)	1	0	0	(93)	(153)	**821**	**0.1%**	**6.5%**
Total operating income	**324**	49	6	53	(1)	107	**431**	**472**	53	(56)	1	0	0	(93)	(95)	**377**	**14.2%**	**19.7%**
Care Delivery segment	332	25	—	53	—	78	410	500	20	(56)	—	1	(1)	(93)	(129)	371	10.8%	16.6%
Care Enablement segment	(1)	23	—	0	—	23	22	(26)	33	—	—	(1)	1	—	33	7	197.0%	217.3%
Inter-segment eliminations	1	—	—	—	—	—	1	5	—	—	—	—	—	—	—	5	-74.1%	-77.7%
Corporate	(8)	1	6	—	(1)	6	(2)	(7)	—	—	1	—	—	—	1	(6)	-46.6%	-6.7%
Interest expense, net	89					—	89	76							—	76	16.0%	19.4%
Income tax expense	88	18	2	4	0	24	112	112	15	(18)	0	0	—	(25)	(28)	84	32.0%	38.0%
Net income attributable to noncontrolling interests	63	—	—	(1)	—	(1)	62	54	—	—	—	—	—	(5)	(5)	49	30.7%	39.7%
Net income[4]	**84**	31	4	50	(1)	84	**168**	**230**	38	(38)	1	0	0	(63)	(62)	**168**	**-0.2%**	**4.8%**
Basic earnings per share	**€0.29**	€0.10	€0.01	€0.17	€0.00	€0.28	**€0.57**	**€0.78**	€0.13	€(0.13)	€0.01	€0.00	€0.00	€(0.22)	€(0.21)	**€0.57**	**-0.2%**	**4.8%**
Nine months ended September 30,																		
Total revenue	**14,466**					—	**14,466**	**14,401**							—	**14,401**	**0.4%**	**4.9%**
EBITDA	**2,268**	74	13	71	(16)	142	**2,410**	**2,504**	101	(113)	79	23	6	(270)	(174)	**2,330**	**3.4%**	**5.5%**
Total operating income	**942**	100	13	147	(16)	244	**1,186**	**1,160**	109	(56)	79	24	6	(270)	(108)	**1,052**	**12.8%**	**14.1%**
Care Delivery segment	1,001	50	—	64	—	114	1,115	1,230	55	(56)	—	11	(1)	(270)	(261)	969	15.1%	16.7%
Care Enablement segment	(24)	51	—	83	—	134	110	33	54	—	—	13	7	—	74	107	2.9%	3.2%
Inter-segment eliminations	(12)	—	—	—	—	—	(12)	(2)	—	—	—	—	—	—	—	(2)	630.0%	634.9%
Corporate	(23)	(1)	13	—	(16)	(4)	(27)	(101)	—	—	79	—	—	—	79	(22)	23.2%	30.9%
Interest expense, net	252					—	252	217							—	217	16.0%	16.2%
Income tax expense	214	29	4	29	(4)	58	272	242	31	(18)	21	3	—	(72)	(35)	207	31.5%	33.3%
Net income attributable to noncontrolling interests	165	—	—	0	—	0	165	166	—	—	—	—	—	(19)	(19)	147	12.5%	14.6%
Net income[4]	**311**	71	9	118	(12)	186	**497**	**535**	78	(38)	58	21	6	(179)	(54)	**481**	**3.3%**	**4.7%**
Basic earnings per share	**€1.06**	€0.24	€0.03	€0.40	€(0.04)	€0.63	**€1.69**	**€1.82**	€0.27	€(0.13)	€0.20	€0.07	€0.02	€(0.61)	€(0.18)	**€1.64**	**3.2%**	**4.6%**

[1] Costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other expenses related to divestitures agreed upon in the second and third quarters of 2023.

[2] Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

[3] Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

[4] Attributable to shareholders of FMC AG & Co. KGaA.

Reconciliation results excl. special items page 8 of 9 November 1, 2023

FRESENIUS MEDICAL CARE

Outlook 2023

	Results 2022	Outlook 2023 (at Constant Currency)
Revenue[1]	€19,398 M	Low to mid-single digit percentage growth
Operating income[1]	€1,540 M	Low-single digit percentage growth *(Prev.: flat to low-single digit percentage decline)*

[1] Outlook 2023 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2022 and excludes special items. Special items include the costs related to the FME25 program, the Legal Form Conversion Costs, the impacts from Legacy Portfolio Optimization, the Humacyte Investment Remeasurement and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2022 excluding the costs related to the FME25 program (€204 M for operating income), the Net Gain Related to InterWell Health (-€56 M for operating income), the Humacyte Investment Remeasurement (€103 M for operating income), the Hyperinflation in Turkiye (€5 M for operating income) and the Impacts Related to the War in Ukraine (€49 M for operating income). Additionally, the results 2022 were adjusted for the Provider Relief Funding (-€277 M for operating income).

Outlook 2023 page 9 of 9 November 1, 2023